Exhibit 21.1

MAJOR SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2022

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Activision Blizzard UK Limited	United Kingdom
Activision Publishing, Inc.	U.S.-Delaware
Blizzard Entertainment, Inc.	U.S.-Delaware
Infinity Ward, Inc.	U.S.-Delaware
King.com (US), LLC	U.S.-Delaware
King.com Limited	Malta
Midasplayer AB	Sweden
Midasplayer.com Limited	United Kingdom
Treyarch Corporation	U.S.-Delaware